K&L Gates LLP Hearst Tower, 47th Floor 214 North Tryon Street Charlotte, NC 28202 T 704.331.7400 www.klgates.com

May 14, 2012	Michael J. Denny D 704/331-7488 F 704/353-3188 mike.denny@klgates.com

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Karl Hiller, Branch Chief

Re:	Snyder’s-Lance, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed February 27, 2012
File No. 000-00398

Dear Mr. Hiller:

On behalf of our client, Snyder’s-Lance, Inc. (the “Company”) we are enclosing the Company’s response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission to the above-referenced filing. If you have any questions or comments regarding the Company’s response, please call me at (704) 331-7488.

Very truly yours,

/s/ Michael J. Denny

Michael J. Denny

of K&L Gates LLP

cc:	Rick D. Puckett, Executive Vice President, Chief Financial Officer and Treasurer

Margaret E. Wicklund, Corporate Controller and Assistant Secretary

A. Zachary Smith III, Chief General Counsel

Snyder’s-Lance, Inc.

Snyder’s-Lance, Inc.
13024 Ballantyne Corporate Place
Harris Building, Suite 900
Charlotte, NC 28277

May 14, 2012

VIA EDGAR CORRESPONDENCE

Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Snyder’s-Lance, Inc.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 27, 2012
File No. 000-00398

Dear Mr. Hiller:

Please find below the response of Snyder’s-Lance, Inc. (the “Company”) to the comment raised by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 11, 2012, with respect to our Form 10-K for the Fiscal Year ended December 31, 2011. For your convenience, we have included the Staff’s comment in bold along with our response.

Form 10-K for the Fiscal Year ended December 31, 2011

Financial Statements

Note 1 – Operations and Summary of Significant Accounting Policies, page 31

1.	We note your disclosure explaining that you operate in one segment of snack food products, although in MD&A you disclose revenues from sales of branded and non-branded products and state that private brand product margins are generally lower than those of branded products. You also explain that for fiscal 2012 you plan to increase advertising costs by approximately $5 million to promote your branded products. Based on these disclosures, it appears that each of your branded and non-branded businesses exhibit the three characteristics of operating segments described in FASB ASC 280-10-50-1. Please provide us with the analysis underlying your determination that you operate in only one reportable segment and address the following points.

•	Identify your chief operating decision maker (CODM) and explain the factors you considered in determining the CODM was this individual and not a group.

•	Describe the processes utilized by the CODM in making resource allocation decisions and assessing performance.

•	Provide copies of all reports and other information that was made available to the CODM in completing these functions for the year ended December 31, 2011.

•	Provide copies of all information provided to your board of directors which was incremental to that utilized by the CODM for this same period.

•	Submit an organization chart which identifies your CODM and shows all individuals having positions, roles or functions which involve reporting to the CODM.

Company Response:

Overall Discussion

As stated in our filing on Form 10-K, we believe that we operate in one segment, snack food products. This conclusion is supported by the similar nature of the products that we sell, the structure of our internal organization and the process by which the CODM assesses performance and makes decisions regarding the allocation of resources.

In reaching this conclusion, we evaluated the three characteristics of operating segments set forth in FASB ASC 280-10-50-1, noting that criteria b.) is not met for branded and non-branded products. All of the products that we sell fall into one product category, snack food products. The products we produce utilize comparable raw materials, processes and equipment and are sold to the same or similar customers. We contract for our raw materials on a consolidated basis and produce both branded and non-branded products at the majority of our manufacturing facilities because of their similar nature, which allows the manufacturing process to be managed based on pounds produced and performance of the plants to be evaluated using similar measures. In addition, the similarities of our products allow us to manage almost all aspects of our business by the functional nature of the task being performed. The organizational structure and the processes used by the CODM to allocate resources and assess performance provide strong support that the business is not managed based upon branded and non-branded product categories. Our management approach, as defined by FASB ASC 280-10-05-3, is to operate the business as one segment because of the similar nature of our products, the alignment of our organization by function, and the process by which the CODM assesses performance and makes decisions about the allocation of resources.

Identification of CODM

Carl Lee, President and Chief Operating Officer, is our CODM. Significant factors considered in this determination include his responsibility for the manufacturing, distribution, marketing, and sales functions within the organization including the approval of budgets and capital spending prior to final approval by the Board of Directors. Although he receives input from other Executive Officers within the organization, including the CEO and CFO, Mr. Lee has primary responsibility for allocating resources and assessing the performance of the Company’s operations. As such, he meets the description from FASB ASC 280-10-50-5 and is our CODM.

Processes Utilized by the CODM to Make Resource Allocation Decisions and Assess Performance

As noted in FASB ASC 280-10-05-3:

The method for determining what information to report is referred to as the management approach. The management approach is based on the way that management organizes the segments within the public entity for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the public entity’s internal organization….(emphasis added)

Mr. Lee primarily manages the business from a functional perspective. His direct reports include the SVP of Marketing, VP of Service and Distribution, four SVP’s or VP’s of sales, and the SVP of Manufacturing. Each of these employees in their respective positions is responsible for the impact of their function on consolidated results. There are no direct reports of the CODM which meet the definition of operating segment manager, as defined by FASB ASC 280-10-50-7, for branded or non-branded products.

Our process for determining capital resource allocations begins with the Corporate Engineering department working with the other functional areas of the business to determine capital project requests for the next year. These requests are initially reviewed by the Corporate Engineering department and then provided to the Finance department for financial review. These capital project requests are provided to the CFO and CODM for review and approval which is based on considerations such as return on investment, age of equipment and overall business needs. Capital project requests are focused on innovation, maintenance and productivity as opposed to branded and non-branded capital projects. The CODM then provides the Board of Directors with the listing of capital expenditures for their final review and approval as part of the budgeting process.

The overall budgeting process is much like the process for determining capital resource allocations. Each functional area prepares their budget based on historical performance and current year expectations. The consolidated budget is assembled by the Finance department and provided to the CEO, CFO, and CODM for review. The CODM works with each functional area to make revisions to the operating budget and to determine the human capital resources required for the next year. Once finalized, a presentation is prepared for the Board of Directors for discussion and final approval.

The approved budget provides the basis for annual incentive compensation metrics which are based on performance against budget for earnings per share, cash flow from operations, and revenues. These metrics are based on consolidated company performance and are not separated by performance of branded and non-branded products.

Upon completion of the capital project and budgeting processes, decisions made with regards to allocation of resources are passed down from Mr. Lee and implemented across the consolidated business by his direct reports. For example, the SVP of Manufacturing is responsible for execution of resource allocation decisions made for all of the manufacturing locations, most of which produce both branded and non-branded products. Likewise, the VP of Service and Distribution is responsible for implementing all resource allocation decisions made with regards to service and distribution costs across the consolidated organization.

The primary report utilized by the CODM to assess performance is the financial report provided to the Board of Directors (“Board Report”). Much of the information provided in the Board Report reflects consolidated financial information compared to budget and the prior year. However, there is some information provided with regards to revenue and profit and loss by product type, as well as profit and loss information for the distribution company. While this supplemental information is available, anything below revenue was included using an allocation methodology that was continuously changing throughout 2011. As such, the CODM considered the results on a consolidated basis in order to assess performance, and other than revenues, did not consider performance by branded or non-branded product categories. Some of the consolidated information provided includes the following:

•

EPS Waterfalls which reflect the overall impact on earnings per share of items such as volume, price, and mix of products sold as well as commodity costs and selling, general and administrative related items on a consolidated basis. Waterfalls are not provided for branded and non-branded product categories.

•

Annual Incentive Achievement reflects the consolidated company performance against target metrics for earnings per share, cash flow from operations and revenues. These metrics are based on consolidated company performance and are not separated by performance of branded and non-branded products.

•

Balance sheet and cash flow information is provided only at a consolidated level. Although separate balance sheets exist for legal entity purposes, they do not provide information which could be used to separate assets into branded and non-branded product categories.

•

Key ratios, such as days sales outstanding, days inventory on hand, the aging of accounts receivable and days payables outstanding are all tracked on a consolidated basis. These ratios could not be presented by branded and non-branded product categories as the assets are not tracked in this manner.

•	Year-to-date capital expenditures are only provided on a consolidated basis, and are not broken down by branded and non-branded product categories.

The consolidated information provided in the Board Report provides the primary information used by the CODM in order to assess performance against the budget. Based on his assessment of the Company’s performance and any changes in operational needs evident from this review, he determines whether any changes in the allocation of resources are necessary. Decisions made are then disseminated throughout the organization through the functional reporting structure.

Other reports which are provided and are periodically reviewed by the CODM include the Distribution Company P&L’s and the Private Brands report. Although these reports provide additional information to management and are available to the CODM, they are designed to meet the needs of multiple people within the organization and are not the primary reports utilized, or regularly reviewed, by the CODM to assess performance and allocate resources.

Based on the information presented, we believe that the similar nature of the products we sell, our internal organizational structure and the process by which the CODM assesses performance and allocates resources all support our position that we operate in one segment, snack food products.

Proposed Addition to our Form 10-Q and Form 10-K

In response to the Staff’s comment, Snyder’s-Lance will prospectively expand its footnote disclosure for segment reporting in order to provide a clear understanding of why we operate in one segment. Beginning with our second quarter Form 10-Q and in our subsequent Form 10-K’s, we will add the following disclosure:

We operate in one business segment, the manufacturing, distribution, marketing and sale of snack food products. We define business segments as components of an organization for which discrete financial information is available and operating results are evaluated on a regular basis by the chief operating decision maker (“CODM”) in order to assess performance and allocate resources. Our CODM is the Company’s President and Chief Operating Officer. Characteristics of our organization which were relied upon in making this determination include the similar nature of all of the products that we sell, the functional alignment of our organizational structure, and the reports that are regularly reviewed by the CODM for the purpose of assessing performance and allocating resources.

Information Provided and Acknowledgement

We are providing to the Staff as supplemental information, under separate cover and with a request for confidential treatment, the reports referenced in your request, including a sample of each such report made available to the CODM for the year-ended December 31, 2011, such incremental information provided to the Board of Directors during that same time period, and a copy of our most recent organizational chart, which identifies our CODM and shows all individuals having positions, roles or functions which involve reporting to our CODM.

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please do not hesitate to contact Michael J. Denny, counsel to the Company, at (704) 331-7488.

Sincerely,

SNYDER’S-LANCE, INC.

By:	/s/ Rick D. Puckett
Rick D. Puckett
Executive Vice President, Chief Financial Officer and Treasurer

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